Exhibit 99.1

DHT Names Svein Moxnes Harfjeld President & CEO and Trygve P. Munthe COO; Randee Day to Continue as Non-Executive Director

Executives Bring Extensive Shipping Experience and Proven Track Record; New Senior Team to Focus on Driving Profitable Growth

ST. HELIER, Channel Islands, Aug 04, 2010 (BUSINESS WIRE) --

DHT Holdings, Inc. (NYSE: DHT) today announced that Svein Moxnes Harfjeld has joined DHT as President and Chief Executive Officer, and Trygve P. Munthe has joined the Company as Chief Operating Officer, both effective September 1, 2010. Randee Day, a Board member who has been serving as acting CEO since April, will continue her Board service as a non-executive director.

Harfjeld and Munthe, both Norwegian nationals, have over 40 years of combined experience and proven track records in the shipping industry. Harfjeld was most recently with the BW Group, where he held senior management positions including Group Executive Director, CEO of BW Offshore, Director of Bergesen dy and Director of World-Wide Shipping. Previously he held senior positions at Andhika Maritime, Coeclerici and Mitsui O.S.K. Munthe most recently served as Director with the Norwegian shipowner Arne Blystad. He was previously CEO of Western Bulk, President of Skaugen Petrotrans and CFO of I.M. Skaugen.

“With extensive shipping experience, in-depth knowledge of the market, and strong relationships throughout the industry, Svein is the ideal choice to lead DHT at this important juncture in its evolution,” said Erik A. Lind, Chairman of DHT Holdings Inc. “Trygve also brings extensive operating experience in the shipping industry as well as a proven track record, and we are confident this is the right team to build on the solid foundation we have put in place and drive future growth. DHT has a strong fleet with profitable contracts as well as a strengthened balance sheet and enhanced financial flexibility - all of which position us well to capitalize on historic opportunities in today’s market.”

Lind added, “On behalf of the Board, I want to thank Randee Day for serving so effectively as our acting CEO over the past several months. Her leadership, expertise and financial acumen have enabled us to move the Company forward, and we are pleased that DHT will continue to benefit from her experience and insights on the Board.”

Harfjeld, said, “Trygve and I are excited about the opportunity to take DHT forward, and we appreciate the trust the Board has placed in us. DHT has a strong operating platform with its fleet of nine double hull crude carriers on attractive multi-year charters. Our goal is to build a significant tanker business, and we are committed to deliver long-term growth and create value for current and future shareholders.”

As a result of the Board’s decision to bring in new leadership, Tom Kjeldsberg, SeniorVice President, Business Development, has decided to leave DHT to pursue other opportunities. Eirik Ubøe will continue as Chief Financial Officer and he, Harfjeld, and Munthe will all be based in Oslo.

About DHT Holdings, Inc.

DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings, Inc., operates a fleet of double-hull crude oil tankers. The company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or ‘‘dwt,’’ two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009.

SOURCE: DHT Holdings, Inc.

DHT Holdings, Inc.
Eirik Ubøe,  +44 1534 639 759  +44 1534 639 759  and  +47 412 92 712  +47 412 92 712
info@dhtmaritime.com and eu@tankersservices.com

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